Exhibit 99.2

Magna International Inc.

Third Quarter Report

2022

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2021 included in our 2021 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at November 3, 2022.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

In the third quarter of 2022:

•	Global light vehicle production increased 24% from the third quarter of 2021, including increases of 24% and 25% in our two largest markets of North America and Europe, respectively. The increase largely reflects the significant industry production disruptions during the third quarter of 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in the third quarter of 2022, but to a lesser extent than we experienced in the third quarter of 2021.
•	Total sales increased 17% to $9.3 billion, compared to $7.9 billion in the third quarter of 2021. Excluding the impact of foreign currency translation, sales increased 27% largely reflecting higher global light vehicle production, the launch of new programs and customer price increases to recover certain higher production input costs.
•	Diluted earnings per share were $1.00 and adjusted diluted earnings per share were $1.07. Adjusted diluted earnings per share increased $0.51 compared to the third quarter of 2021, primarily reflecting contribution on higher sales, higher commercial settlements, and a $45 million provision on engineering service contracts with the automotive unit of Evergrande in the third quarter of 2021, partially offset by higher net production input costs and operating inefficiencies at a facility in Europe.
•	Cash from operating activities was $238 million, a decrease of $162 million from the third quarter of 2021.
•	We returned $305 million to shareholders by way of share repurchases and dividends.
•	We invested in Yulu Mobility, India’s largest electrified mobility provider and together with Yulu Mobility, established a new battery swapping entity ("Yulu Energy") to support the rapid growth in electrification of mobility and required infrastructure. Our combined investment in Yulu Mobility and Yulu Energy was $77 million.

Subject to the approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid ("NCIB") to purchase up to 28.4 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on or about November 15, 2022 and will terminate one year later.

OVERVIEW

OUR BUSINESS(1)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 170,000(2) employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 345 manufacturing operations and 90 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

2 Number of employees includes over 160,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.

Magna International Inc. Third Quarter Report 2022 1

INDUSTRY TRENDS & RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general macroeconomic and political conditions; supply chains and infrastructure; availability and relative cost of skilled labour; energy supply; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 has and may continue to impact vehicle production volumes, including through: mandatory lockdowns/stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as inflation, and other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; and other factors. Additionally, COVID-19 has and may continue to impact vehicle sales, including through mandatory lockdowns/stay-at-home orders which restrict consumers' ability to purchase vehicles, as well as through a deterioration in consumer confidence.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as new mobility business models/"mobility-as-a-service" ["MaaS"]. Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2021, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the third quarter ended September 30, 2022, except as follows:

•	Russian Invasion of Ukraine: Magna’s operations in Russia remain substantially idled. In the second quarter of this year, we recorded a $376 million impairment charge against the value of our balance sheet investments, including deferred cumulative translation losses.

The ongoing conflict continues to create or exacerbate a broad range of risks, including with respect to:

•	global economic growth;
•	global vehicle production volumes;
•	inflationary pressures, including in commodities and transportation/logistics;
•	energy security in Western Europe, particularly with respect to natural gas supply; and
•	supply chain fragility.

At this time, natural gas inventories in Europe appear to be adequate to avoid production disruptions in the upcoming winter of 2022/2023 based on International Energy Agency [“IEA”] projections. Additionally, spot market pricing has eased due to improved supply conditions. However, a number of factors, including a harsher than expected winter and/or unforseen supply shocks or demand spikes, could have a material impact to energy supply and pricing. A material deterioration in energy supply and pricing, and/or in any of the other risks above, could have a material adverse effect on our business and results of operations.

•	Inflation and Interest Rates: We continue to experience higher commodity, freight and energy costs, as well as wages, in most markets in which we operate, with such pressures expected to persist into 2023. Additionally, we may continue to experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases through continuous improvement actions, price increases to our customers or modifications to our own products or otherwise, could have an adverse effect on our earnings.

Increasing global inflation rates have spurred a cycle of monetary policy tightening, including through central bank increases to key short term lending rates. Both the availability and cost of credit are factors affecting consumer confidence, which is a critical driver of vehicle sales and thus automotive production. Additionally, vehicle affordability to consumers is becoming more challenged due to a combination of factors, including: elevated vehicle pricing resulting from inflationary cost increases and vehicle production constraints; higher prices for electric vehicles; and increasing vehicle finance costs due to rising interest rates. A material, sustained decrease in consumer demand for vehicles could result in further reductions to vehicle production from current levels, which could have a material adverse effect on our profitability and financial condition.

2 Magna International Inc. Third Quarter Report 2022

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months ended September 30,				For the nine months ended September 30,
	2022	2021	Change		2022	2021	Change
1 Canadian dollar equals U.S. dollars	0.765	0.794	-	4%	0.779	0.799	-	3%
1 euro equals U.S. dollars	1.006	1.178	-	15%	1.064	1.196	-	11%
1 Chinese renminbi equals U.S. dollars	0.146	0.155	-	6%	0.152	0.155	-	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months ended September 30,				For the nine months ended September 30,
	2022	2021	Change		2022	2021	Change
North America	3,635	2,921	+	24%	10,843	9,886	+	10%
Europe	3,752	2,997	+	25%	11,769	12,028	-	2%
China	6,949	5,464	+	27%	18,951	17,214	+	10%

Magna International Inc. Third Quarter Report 2022 3

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022

SALES

Sales increased 17% or $1,349 million to $9.27 billion for the third quarter of 2022 compared to $7.92 billion for the third quarter of 2021. Excluding a $774 million decrease in reported U.S. sales as a result of the net weakening of foreign currencies against the U.S. dollar, sales increased 27% primarily due to higher global light vehicle production and assembly volumes. The increase largely reflects the significant industry production disruptions during the third quarter of 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in the third quarter of 2022, but to a lesser extent than we experienced in the third quarter of 2021. In addition, sales increased due to:

•	the launch of new programs during or subsequent to the third quarter of 2021; and
•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	lower sales as a result of the substantial suspension of operations at our Russian facilities; and
•	customer price concessions subsequent to the third quarter of 2021.

COST OF GOODS SOLD

	For the three months ended September 30,
	2022	2021	Change
Material	$5,732	$4,744	$988
Direct labour	676	626	50
Overhead	1,718	1,515	203
Cost of goods sold	$8,126	$6,885	$1,241

Cost of goods sold increased $1.24 billion to $8.13 billion for the third quarter of 2022 compared to $6.89 billion for the third quarter of 2021, primarily due to:

•	higher materials, direct labour and overhead associated with higher sales;
•	higher net production input costs, including energy, commodity, labour and freight costs; and
•	operating inefficiencies at a facility in Europe.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar cost of goods sold by $660 million.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization decreased $44 million to $341 million for the third quarter of 2022 compared to $385 million for the third quarter of 2021 primarily due to the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar depreciation and amortization by $27 million and the end of production and related depreciation of certain programs.

4 Magna International Inc. Third Quarter Report 2022

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense decreased $67 million to $387 million for the third quarter of 2022 compared to $454 million for the third quarter of 2021, primarily as a result of:

•	a $45 million provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during the third quarter of 2021;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar SG&A expense by $23 million; and
•	higher transactional foreign exchange gains.

These factors were partially offset by higher labour and benefit costs.

INTEREST EXPENSE, NET

During the third quarter of 2022, we recorded net interest expense of $18 million compared to $22 million for the third quarter of 2021. The $4 million decrease is primarily a result of interest savings due to the redemption of the Cdn$425 million 3.1000% Senior Notes during the first quarter of 2022.

EQUITY INCOME

Equity income decreased $7 million to $27 million for the third quarter of 2022 compared to $34 million for the third quarter of 2021, primarily as a result of higher net production input costs at certain equity-accounted entities; higher electrification spending by our LG Magna e-Powertrain Co., Ltd. joint venture; partially offset by earnings on higher sales at certain equity-accounted entities.

OTHER EXPENSE, NET

	For the three months
	ended September 30,
	2022	2021
Restructuring and impairments (1)	$14	$24
Losses on investments (2)	9	81
Loss on sale of business (3)	—	75
	$23	$180

(1)	Restructuring and impairments

During the third quarter of 2022, the GAC-Group and Stellantis decided to terminate their GAC-Stellantis joint venture in China. As a result, we recorded a provision against our associated assets of $10 million [$9 million after tax] in our Body Exteriors & Structures segment and $4 million [$3 million after tax] in our Power & Vision segment, respectively.

During the third quarter of 2021, we recorded restructuring and impairment charges of $16 million [$14 million after tax] in our Body Exteriors & Structures segment, $4 million [$3 million after tax] in our Seating Systems segment and $4 million [$3 million after tax] in our Power & Vision segment.

(2)	Losses on investments

	For the three months
	ended September 30,
	2022	2021
Revaluation of public company warrants	$7	$54
Revaluation of public and private equity investments	2	27
Other Expense, net	9	81
Tax effect	(2)	(17)
Net loss attributable to Magna	$7	$64

(3)	Loss on sale of business

During the third quarter of 2021, we sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, we provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million [$75 million after tax].

Magna International Inc. Third Quarter Report 2022 5

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $400 million for the third quarter of 2022 compared to $27 million for the third quarter of 2021. This $373 million increase is a result of the following changes, each as discussed above:

	For the three months ended September 30,
	2022	2021	Change
Sales	$9,268	$7,919	$1,349
Costs and expenses Cost of goods sold	8,126	6,885	1,241
Depreciation and amortization	341	385	(44)
Selling, general & administrative	387	454	(67)
Interest expense, net	18	22	(4)
Equity income	(27)	(34)	7
Other expense, net	23	180	(157)
Income from operations before income taxes	$400	$27	$373

INCOME TAXES

	For the three months ended September 30,
	2022		2021
Income Taxes as reported	$104	26.0%	$10	37.0%
Tax effect on Other Expense, net	4	(0.5)	21	(22.0)
	$108	25.5%	$31	15.0%

Excluding the tax effect on Other expense, net, our effective income tax rate increased to 25.5% for the third quarter of 2022 compared to 15.0% for the third quarter of 2021 primarily due to a decrease in the benefit of research and development credits and a change in mix of earnings. These factors were partially offset by favourable changes in our reserves for uncertain tax positions.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $7 million for the third quarter of 2022 compared to $6 million for the third quarter of 2021, primarily due to higher net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $289 million for the third quarter of 2022 compared to $11 million for the third quarter of 2021. This $278 million increase was as a result of: an increase in income from operations before income taxes of $373 million; partially offset by an increase in income taxes of $94 million; and an increase of $1 million in income attributable to non-controlling interests.

6 Magna International Inc. Third Quarter Report 2022

EARNINGS PER SHARE

	For the three months ended September 30,
	2022	2021	Change
Earnings per Common Share	$1.01	$0.04		—
Basic
Diluted	$1.00	$0.04		—
Weighted average number of Common Shares outstanding (millions)
Basic	287.9	300.7	-	4%
Diluted	288.5	302.6	-	5%
Adjusted diluted earnings per share	$1.07	$0.56	+	91%

Diluted earnings per share was $1.00 for the third quarter of 2022 compared to $0.04 for the third quarter of 2021. The $0.96 increase was as a result of higher net income attributable to Magna International Inc., as discussed above, and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2022. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2021, pursuant to our normal course issuer bids and a decrease in diluted shares related to outstanding stock options as a result of the decrease in our share price.

Other expense, net, after tax, negatively impacted diluted earnings per share by $0.07 in the third quarter of 2022, and $0.52 in the third quarter of 2021, respectively, as discussed in the "Other expense, net" and "Income Taxes" sections above.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.07 for the third quarter of 2022 compared to $0.56 in the third quarter of 2021, an increase of $0.51.

Magna International Inc. Third Quarter Report 2022 7

NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the third quarter of 2022 compared to the third quarter of 2021:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
Third quarter of 2021	$7,919	$229		2.9%
Increase (decrease) related to:
Body Exteriors & Structures	791	127	+	1.1%
Power & Vision	410	50	+	0.4%
Seating Systems	172	13	+	0.1%
Complete Vehicles	(42)	35	+	0.4%
Corporate and Other	18	(13)	-	0.1%
Third quarter of 2022	$9,268	$441		4.8%

Adjusted EBIT as a percentage of sales increased to 4.8% for the third quarter of 2022 compared to 2.9% for the third quarter of 2021 primarily due to:

•	earnings on higher sales;

•	higher favourable commercial settlements;

•	a provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during the third quarter of 2021;

•	higher tooling contribution in the third quarter of 2022 compared to the third quarter of 2021; and

•	divestitures, net of acquisitions subsequent to the third quarter of 2021.

These factors were partially offset by:

•	higher net production input costs, including energy, commodity, labour and freight costs;

•	operating inefficiencies at a facility in Europe;

•	higher launch costs;

•	higher net warranty costs; and

•	reduced earnings as a result of the substantial suspension of operations at our Russian facilities.

8 Magna International Inc. Third Quarter Report 2022

ADJUSTED RETURN ON INVESTED CAPITAL AND RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 8.4% for the third quarter of 2022 compared to 4.8% for the third quarter of 2021 as a result of an increase in Adjusted After-tax operating profits and lower Average Invested Capital. Other expense, net, after tax negatively impacted Return on Invested Capital by 0.5% in the third quarter of 2022 and by 3.9% in the third quarter of 2021.

Average Invested Capital decreased $687 million to $15.62 billion for the third quarter of 2022 compared to $16.31 billion for the third quarter of 2021. Factors decreasing Average Invested Capital were:

•	the net weakening of foreign currencies against the U.S. dollar; and

•	the impairment of our Russian assets recorded during the second quarter of 2022.

These factors were partially offset by:

•	an increase in average changes in operating assets and liabilities; and

•	acquisitions, net of divestitures during and subsequent to third quarter of 2021.

RETURN ON EQUITY

Return on Equity was 10.4% for the third quarter of 2022 compared to 0.4% for the third quarter of 2021. This increase was due to higher net income attributable to Magna and lower average shareholders' equity. Other expense, net, after tax negatively impacted Return on Equity by 0.7% in the third quarter of 2022 and by 5.1% in the third quarter of 2021.

Magna International Inc. Third Quarter Report 2022 9

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended September 30,
	Sales			Adjusted EBIT
	2022	2021	Change	2022	2021	Change
Body Exteriors &Structures	$3,976	$3,185	$791	$225	$98	$127
Power & Vision	2,911	2,501	410	117	67	50
Seating Systems	1,295	1,123	172	35	22	13
Complete Vehicles	1,213	1,255	(42)	65	30	35
Corporate and Other	(127)	(145)	18	(1)	12	(13)
Total reportable segments	$9,268	$7,919	$1,349	$441	$229	$212

BODY EXTERIORS & STRUCTURES

	For the three months ended September 30,
	2022	2021	Change
Sales	$3,976	$3,185	$791	+	25%
Adjusted EBIT	$225	$98	$127	+	130%
Adjusted EBIT as a percentage of sales	5.7%	3.1%		+	2.6%

Sales – Body Exteriors & Structures

Sales increased 25% or $791 million to $3.98 billion for the third quarter of 2022 compared to $3.19 billion for the third quarter of 2021 primarily due to higher global light vehicle production. The increase largely reflects the significant industry production disruptions during the third quarter of 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in the third quarter of 2022, but to a lesser extent than we experienced in the third quarter of 2021. In addition, sales increased due to:

•	the launch of programs during or subsequent to the third quarter of 2021, including the:
•	Jeep Wagoneer and Grand Wagoneer;
•	Ford Maverick;
•	Rivian R1T and R1S; and
•	Ford F-150 Lighting;
•	customer price increases to recover certain higher production input costs; and
•	acquisitions, net of divestitures subsequent to the third quarter of 2021, which increased sales by $15 million.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $209 million;
•	lower sales as a result of the substantial suspension of operations at our Russian facilities; and
•	customer price concessions subsequent to the third quarter of 2021.

10 Magna International Inc. Third Quarter Report 2022

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $127 million to $225 million for the third quarter of 2022 compared to $98 million for the third quarter of 2021 and Adjusted EBIT as a percentage of sales increased to 5.7% from 3.1%. These increases were primarily due to:

•	earnings on higher sales;
•	higher favourable commercial settlements;
•	higher tooling contribution in the third quarter of 2022 compared to the third quarter of 2021; and
•	divestitures, net of acquisitions subsequent to the third quarter of 2021.

These factors were partially offset by:

•	higher net production input costs, including commodity, energy, labour and freight costs;
•	operating inefficiencies at a facility in Europe; and
•	reduced earnings as a result of the substantial suspension of operations at our Russian facilities.

POWER & VISION

	For the three months ended September 30,
	2022	2021	Change
Sales	$2,911	$2,501	$410	+	16%
Adjusted EBIT	$117	$67	$50	+	75%
Adjusted EBIT as a percentage of sales	4.0%	2.7%		+	1.3%

Sales – Power & Vision

Sales increased 16% or $410 million to $2.91 billion for the third quarter of 2022 compared to $2.50 billion for the third quarter of 2021 primarily due to higher global light vehicle production. The increase largely reflects the significant industry production disruptions during the third quarter of 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in the third quarter of 2022, but to a lesser extent than we experienced in the third quarter of 2021. In addition, sales increased due to:

•	the launch of programs during or subsequent to the third quarter of 2021, including the:
•	BMW X5;
•	Maserati Grecale; and
•	Toyota Tundra; and
•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $239 million; and
•	net customer price concessions subsequent to the third quarter of 2021.

Magna International Inc. Third Quarter Report 2022 11

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $50 million to $117 million for the third quarter of 2022 compared to $67 million for the third quarter of 2021 and Adjusted EBIT as a percentage of sales increased to 4.0% from 2.7%. These increases were primarily due to:

•	earnings on higher sales; and
•	higher net favourable commercial settlements.

These factors were partially offset by:

•	higher net production input costs, including energy, commodity, labour and freight costs;
•	higher net warranty costs of $14 million;
•	higher launch costs; and
•	the net weakening of foreign currencies against the U.S. dollar, which had an $8 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

SEATING SYSTEMS

	For the three months ended September 30,
	2022	2021	Change
Sales	$1,295	$1,123	$172	+	15%
Adjusted EBIT	$35	$22	$13	+	59%
Adjusted EBIT as a percentage of sales	2.7%	2.0%		+	0.7%

Sales – Seating Systems

Sales increased 15% or $172 million to $1.30 billion for the third quarter of 2022 compared to $1.12 billion for the third quarter of 2021 primarily due to higher global light vehicle production. The increase largely reflects the significant industry production disruptions during the third quarter of 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in the third quarter of 2022, but to a lesser extent than we experienced in the third quarter of 2021. In addition, sales increased due to:

•	the launch of programs during or subsequent to the third quarter of 2021, including the:
•	BYD Atto 3;
•	Chevrolet Bolt; and
•	Geely Hao Yue; and
•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $103 million;
•	lower sales as a result of the substantial suspension of operations at our Russian facilities;
•	divestitures subsequent to the third quarter of 2021, which decreased sales by $9 million; and
•	net customer price concessions subsequent to the third quarter of 2021.

12 Magna International Inc. Third Quarter Report 2022

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $13 million to $35 million for the third quarter of 2022 compared to $22 million for the third quarter of 2021 and Adjusted EBIT as a percentage of sales increased to 2.7% from 2.0%. These increases were primarily due to:

•	earnings on higher sales; and
•	favourable commercial settlements.

These factors were partially offset by:

•	higher net production input costs, including commodity, labour, energy and freight costs;
•	higher launch costs; and
•	the net weakening of foreign currencies against the U.S. dollar, which had a $9 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

COMPLETE VEHICLES

	For the three months ended September 30,
	2022	2021	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	24.9	23.3	1.6	+	7%
Sales	$1,213	$1,255	$(42)	-	3%
Adjusted EBIT	$65	$30	$35	+	117%
Adjusted EBIT as a percentage of sales	5.4%	2.4%		+	3.0%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 3% or $42 million to $1.21 billion for the third quarter of 2022 compared to $1.25 billion for the third quarter of 2021 while assembly volumes increased 7%. The decrease in sales is primarily as a result of a $207 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Magna International Inc. Third Quarter Report 2022 13

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $35 million to $65 million for the third quarter of 2022 compared to $30 million for the third quarter of 2021 and Adjusted EBIT as a percentage of sales increased to 5.4% from 2.4%. These increases were primarily due to a $45 million provision on an engineering services contract with the automotive unit of Evergrande during the third quarter of 2021 and higher earnings due to higher assembly volumes, net of contractual fixed cost recoveries on certain programs.

These factors were partially offset by higher net production input costs, including energy and labour costs and the net weakening of the euro against the U.S. dollar, which had a $10 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $1 million for the third quarter of 2022 compared to earnings of $12 million for the third quarter of 2021. The $13 million decrease was primarily the result of:

•	higher costs to accelerate our operational excellence initiatives;
•	lower equity income; and
•	higher transactional foreign exchange losses.

These factors were partially offset by an increase in fees received from our divisions.

14 Magna International Inc. Third Quarter Report 2022

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months ended September 30,
	2022	2021	Change
Net income	$296	$17
Items not involving current cash flows	295	515
	591	532	$59
Changes in operating assets and liabilities	(353)	(132)	(221)
Cash provided from operating activities	$238	$400	$(162)

Cash provided from operating activities

Comparing the third quarters of 2022 to 2021, cash provided from operating activities decreased $162 million primarily as a result of an increase in production costs. Specifically, the decrease is primarily a result of:

•	a $370 million increase in cash paid for materials and overhead;

•	a $96 million increase in cash paid for taxes;

•	a $83 million increase in cash paid for labour; and

•	a $40 million decrease in dividends received from equity investments.

These factors were partially offset by:

•	a $404 million increase in cash received from customers; and

•	a $17 million decrease in cash paid for interest.

Changes in operating assets and liabilities

During the third quarter of 2022, we used cash of $353 million for operating assets and liabilities primarily consisting of:

•	$352 million increase in production accounts receivable due to timing of collection of receivables in the third quarter of 2022;

•	$110 million decrease in other accrued liabilities; and

•	$53 million increase in inventory related to ongoing supply chain and customers disruptions.

These uses of cash were partially offset by $200 million increase in trade payables due to higher purchases in the third quarter of 2022 and $44 million increase in accrued wages.

Magna International Inc. Third Quarter Report 2022 15

INVESTING ACTIVITIES

	For the three months ended September 30,
	2022	2021	Change
Fixed asset additions	$(364)	$(334)
Increase in investments, other assets and intangible assets	(125)	(101)
Increase in public and private equity investments	(25)	(3)
Fixed assets, investments, other assets and intangible assets additions	(514)	(438)
Proceeds from dispositions	41	10
Increase in equity method investments	—	(454)
Funding provided on sale of business	—	(41)
Cash used for investing activities	$(473)	$(923)	$450

Cash used for investing activities in the third quarter of 2022 was $450 million lower compared to the third quarter of 2021. The change was primarily due to the $454 million of cash used to fund the acquisition of a 49% non-controlling interest in LG Magna e-Powertrain Co., Ltd. ["LME"] and $41 million of funding provided on sale of business during the third quarter of 2021.

FINANCING ACTIVITIES

	For the three months ended September 30,
	2022	2021	Change
Repurchase of Commons Shares	$(180)	$(5)
Dividends paid	(125)	(130)
Repayments of debt	(26)	(24)
Dividends paid to non-controlling interests	(10)	(2)
Issue of Common Shares on exercise of stock options	1	3
Increase in short-term borrowings	2	—
Issues of debt	14	11
Cash used for financing activities	$(324)	$(147)	$(177)

During the third quarter of 2022 we repurchased 3.1 million Common Shares under our normal course issuer bid for aggregate cash consideration of $180 million.

Cash dividends paid per Common Share were $0.45 for the third quarter of 2022 compared to $0.43 for the third quarter of 2021.

16 Magna International Inc. Third Quarter Report 2022

FINANCING RESOURCES

	As at September 30,	As at December 31,
	2022	2021	Change
Liabilities
Long-term debt due within one year	$95	$455
Current portion of operating lease liabilities	266	274
Long-term debt	3,325	3,538
Operating lease liabilities	1,254	1,406
	$4,940	$5,673	$(733)

Financial liabilities decreased $733 million to $4.94 billion as at September 30, 2022 primarily as a result of redeeming the Cdn$425 million [$336 million] 3.100% Senior Notes during the first quarter of 2022 and the weakening of foreign currencies against the U.S. dollar.

CASH RESOURCES

In the third quarter of 2022, our cash resources decreased by $562 million to $1.1 billion, primarily as a result of cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at September 30, 2022, we had term and operating lines of credit totaling $3.7 billion, of which $3.5 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 3, 2022 were exercised:

Common Shares	285,819,254
Stock options (i)	6,015,877
291,835,131

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the nine months ended September 30, 2022 that are outside the ordinary course of our business. Refer to our MD&A included in our 2021 Annual Report.

Magna International Inc. Third Quarter Report 2022 17

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

	For the nine months ended September 30,
	Sales			Adjusted EBIT
	2022	2021	Change	2022	2021	Change
Body Exteriors & Structures	$12,000	$10,857	$1,143	$645	$652	$(7)
Power & Vision	8,845	8,538	307	362	567	(205)
Seating Systems	3,924	3,592	332	86	103	(17)
Complete Vehicles	3,891	4,595	(704)	178	189	(11)
Corporate and Other	(388)	(450)	62	35	45	(10)
Total reportable segments	$28,272	$27,132	$1,140	$1,306	$1,556	$(250)

BODY EXTERIORS & STRUCTURES

	For the nine months
	ended September 30,
	2022	2021	Change
Sales	$12,000	$10,857	$1,143	+	11%
Adjusted EBIT	$645	$652	$(7)	-	1%
Adjusted EBIT as a percentage of sales	5.4%	6.0%		-	0.6%

Sales – Body Exteriors & Structures

Sales increased 11% or $1.14 billion to $12.00 billion for the nine months ended September 30, 2022 compared to $10.86 billion for the nine months ended September 30, 2021, primarily due to:

•	the launch of programs during or subsequent to the first nine months of 2022, including the:

•	Jeep Wagoneer and Grand Wagoneer;

•	Ford Maverick;

•	Ford Bronco; and

•	Honda Civic;

•	higher global light vehicle production. The increase largely reflects the significant industry production disruptions during the first nine months of 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in the first nine months of 2022, but to a lesser extent than we experienced in the first nine months of 2021; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $469 million;

•	divestitures, net of acquisitions subsequent to the first nine months of 2021, which decreased sales by $155 million;

•	lower sales as a result of the substantial suspension of operations at our Russian facilities; and

•	net customer price concessions subsequent to the first nine months of 2021.

18 Magna International Inc. Third Quarter Report 2022

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $7 million to $645 million for the nine months ended September 30, 2022 compared to $652 million for the nine months ended September 30, 2021 and Adjusted EBIT as a percentage of sales decreased to 5.4% from 6.0%. These decreases were primarily due to:

•	higher net production input costs, including energy, labour, commodity and freight costs;

•	inefficiencies and other costs at certain underperforming facilities;

•	reduced earnings as a result of the substantial suspension of operations at our Russian facilities;

•	the net weakening of foreign currencies against the U.S. dollar that had a $16 million unfavourable impact on reported U.S. dollar Adjusted EBIT;

•	higher pre-operating costs incurred at new facilities; and

•	a favourable value-added tax settlement in Brazil during the second quarter of 2021.

These factors were partially offset by:

•	earnings on higher sales;

•	higher favourable commercial settlements;

•	divestitures, net of acquisitions subsequent to the third quarter of 2021; and

•	higher tooling contribution in the third quarter of 2022 compared to the third quarter of 2021.

POWER & VISION

	For the nine months
	ended September 30,
	2022	2021	Change
Sales	$8,845	$8,538	$307	+	4%
Adjusted EBIT	$362	$567	$(205)	-	36%
Adjusted EBIT as a percentage of sales	4.1%	6.6%		-	2.5%

Magna International Inc. Third Quarter Report 2022 19

Sales – Power & Vision

Sales increased 4% or $307 million to $8.85 billion for the nine months ended September 30, 2022 compared to $8.54 billion for the nine months ended September 30, 2021, primarily due to:

•	the launch of programs during or subsequent to the first nine months of 2021, including the:
•	Ford Bronco;
•	Toyota Tundra;
•	Jeep Wagoneer and Grand Wagoneer; and
•	Renault Kangoo/Be Bop;
•	higher global light vehicle production. The increase largely reflects the significant industry production disruptions during the first nine months of 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in the first nine months of 2022, but to a lesser extent than we experienced in the first nine months of 2021;
•	an acquisition during the first nine months of 2021, which increased sales by $37 million; and
•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $527 million; and
•	net customer price concessions subsequent to the first nine months of 2021.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT decreased $205 million to $362 million for the nine months ended September 30, 2022 compared to $567 million for the nine months ended September 30, 2021 and Adjusted EBIT as a percentage of sales decreased to 4.1% from 6.6%. These decreases were primarily due to:

•	higher net production input costs, including commodity, energy, freight, and labour costs;
•	lower equity income;
•	higher electrification spending, including at certain equity-accounted entities;
•	inefficiencies and other costs at certain underperforming facilities;
•	the net weakening of foreign currencies against the U.S. dollar, which had a $13 million unfavourable impact on reported U.S. dollar Adjusted EBIT; and
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021.

These factors were partially offset by:

•	earnings on higher sales; and
•	higher net favourable commercial settlements.

20 Magna International Inc. Third Quarter Report 2022

SEATING SYSTEMS

	For the nine months ended September 30,
	2022	2021	Change
Sales	$3,924	$3,592	$332	+	9%
Adjusted EBIT	$86	$103	$(17)	-	17%
Adjusted EBIT as a percentage of sales	2.2%	2.9%		-	0.7%

Sales – Seating Systems

Sales increased 9% or $332 million to $3.92 billion for the nine months ended September 30, 2022 compared to $3.59 billion for the nine months ended September 30, 2021, primarily due to:

•	the launch of programs during or subsequent to the first nine months of 2022, including the:
•	BYD Atto 3;
•	BYD Qin Plus;
•	Skoda Fabia; and
•	Geely Hao Yue;
•	higher global light vehicle production. The increase largely reflects the significant industry production disruptions during the first nine months of 2021 caused by global semiconductor chip shortages. These industry production disruptions continued in the first nine months of 2022, but to a lesser extent than we experienced in the first nine months of 2021; and
•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $241 million;
•	divestitures subsequent to the first nine months of 2021, which decreased sales by $26 million;
•	lower sales as a result of the substantial suspension of operations at our Russian facilities; and
•	net customer price concessions subsequent to the first nine months of 2021.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $17 million to $86 million for the nine months ended September 30, 2022 compared to $103 million for the nine months ended September 30, 2021 and Adjusted EBIT as a percentage of sales decreased to 2.2% from 2.9%. These decreases were primarily due to:

•	higher net production input costs, including commodity, labour, freight, and energy costs;
•	higher launch costs;
•	the net weakening of foreign currencies against the U.S. dollar, which had a $12 million unfavourable impact on reported U.S. dollar Adjusted EBIT;
•	reduced earnings as a result of the substantial suspension of operations at our Russian facilities; and
•	a favourable value-added tax settlement in Brazil during the second quarter of 2021.

Magna International Inc. Third Quarter Report 2022 21

These factors were partially offset by:

•	earnings on higher sales; and
•	favourable commercial settlements during the first nine months of 2022.

COMPLETE VEHICLES

	For the nine months ended September 30,
	2022	2021	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	80.5	92.9	(12.4)	-	13%
Sales	$3,891	$4,595	$(704)	-	15%
Adjusted EBIT	$178	$189	$(11)	-	6%
Adjusted EBIT as a percentage of sales	4.6%	4.1%		+	0.5%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 15% or $704 million to $3.89 billion for the nine months ended September 30, 2022 compared to $4.60 billion for the nine months ended September 30, 2021 and assembly volumes decreased 13%. The decrease in sales is primarily as a result of a $484 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar and the impact of lower assembly volumes, partially offset by favourable program mix.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $11 million to $178 million for the nine months ended September 30, 2022 compared to $189 million for the nine months ended September 30, 2021 while Adjusted EBIT as a percentage of sales increased to 4.6% from 4.1%. The net weakening of the euro against the U.S. dollar had a $19 million unfavourable impact on reported U.S. dollar Adjusted EBIT. Excluding this factor, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:

•	a $45 million provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during the nine months ended September 30, 2021; and
•	favourable program mix.

These factors were partially offset by:

•	lower assembly volumes, net of contractual fixed cost recoveries on certain programs;
•	higher net production input costs, including energy and labour costs; and
•	lower margins on engineering programs.

22 Magna International Inc. Third Quarter Report 2022

CORPORATE AND OTHER

Adjusted EBIT was $35 million for the nine months ended September 30, 2022 compared to $45 million for the nine months ended September 30, 2021. The $10 million decrease was primarily the result of:

•	higher costs to accelerate our operational excellence initiatives;
•	lower equity income; and
•	transactional foreign exchange losses in the nine months ended September 30, 2022 compared to gains in the nine months ended September 30, 2021.

These factors were partially offset by:

•	amortization related to public company securities; and
•	lower incentive compensation and employee profit sharing.

NON-GAAP PERFORMANCE MEASURES - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Nine months ended September 30, 2021	$27,132	$1,556		5.7%
Increase related to:
Body Exteriors & Structures	1,143	(7)	-	0.3%
Power & Vision	307	(205)	-	0.8%
Seating Systems	332	(17)	-	0.1%
Complete Vehicles	(704)	(11)	+	0.1%
Corporate and Other	62	(10)		—
Nine months ended September 30, 2022	$28,272	$1,306		4.6%

Adjusted EBIT as a percentage of sales decreased to 4.6% for the nine months ended September 30, 2022 compared to 5.7% for the nine months ended September 30, 2021 primarily due to:

•	higher net production input costs, including commodity, energy, labour, and freight costs;
•	inefficiencies and other costs at certain underperforming facilities;
•	lower equity income;
•	reduced earnings as a result of the substantial suspension of operations at our Russian facilities;
•	a favourable value-added tax settlement in Brazil during the first nine months of 2021; and
•	higher electrification spending, including at certain equity-accounted entities.

These factors were partially offset by:

•	earnings on higher sales;
•	higher favourable commercial settlements;
•	a provision on an engineering services contract with the automotive unit of Evergrande in our Complete Vehicles segment during nine months ended September 30, 2021;
•	divestitures, net of acquisitions subsequent to the nine months ended September 30, 2021; and
•	amortization related to public company securities.

Magna International Inc. Third Quarter Report 2022 23

RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 8.5% for the nine months ended September 30, 2022 compared to 10.3% for the nine months ended September 30, 2021 as a result of a decrease in Adjusted After-tax operating profits partially offset by lower Average Invested Capital. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Invested Capital by 3.6% in the first nine months of 2022 and by 1.0% in the first nine months of 2021.

Average Invested Capital decreased $91 million to $15.90 billion for the nine months ended September 30, 2022 compared to $16.00 billion for the nine months ended September 30, 2021, primarily due to:

•	the net weakening of foreign currencies against the U.S. dollar;
•	the impairment of our Russian assets recorded during the first nine months of 2022; and

These factors were partially offset by:

•	acquisitions, net of divestitures during and subsequent to the first nine months of 2021; and
•	an increase in average changes in operating assets and liabilities.

RETURN ON EQUITY

Return on Equity was 5.7% for the nine months ended September 30, 2022 compared to 11.6% for the nine months ended September 30, 2021. This decrease was due to lower net income attributable to Magna partially offset by lower average shareholders' equity. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Equity by 5.0% in the first nine months of 2022 and negatively impacted Return on Equity by 1.2% in the first nine months of 2021.

24 Magna International Inc. Third Quarter Report 2022

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Net income	$296	$17	$530	$1,075
Add:
Interest expense, net	18	22	64	56
Other expense, net	23	180	510	128
Income taxes	104	10	202	297
Adjusted EBIT	$441	$229	$1,306	$1,556

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Sales	$9,268	$7,919	$28,272	$27,132
Adjusted EBIT	$441	$229	$1,306	$1,556
Adjusted EBIT as a percentage of sales	4.8%	2.9%	4.6%	5.7%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Net income attributable to Magna International Inc.	$289	$11	$497	$1,050
Add (deduct):
Other expense, net	23	180	510	128
Tax effect on Other expense, net	(4)	(21)	(44)	(16)
Adjustments to Deferred Tax Valuation Allowances	—	—	(29)	—
Adjusted net income attributable to Magna International Inc.	308	170	934	1,162
Diluted weighted average number of Common Shares outstanding during the period (millions)	288.5	302.6	292.6	303.2
Adjusted diluted earnings per share	$1.07	$0.56	$3.19	$3.83

Magna International Inc. Third Quarter Report 2022 25

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis and for the nine month period is averaged on a four-fiscal quarter basis.

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Net income	$296	$17	$530	$1,075
Add (deduct):
Interest expense, net	18	22	64	56
Income taxes on interest expense, net at Magna's effective income tax rate:	(5)	(3)	(14)	(10)
After-tax operating profits	309	36	580	1,121
Other expense, net	23	180	510	128
Tax effect on Other expense, net	(4)	(21)	(44)	(16)
Adjustments to Deferred Tax Valuation Allowances	—	—	(29)	—
Adjusted After-tax operating profits	$328	$195	$1,017	$1,233

	As at September 30,
	2022	2021
Total Assets	$26,667	$28,514
Excluding:
Cash and cash equivalents	(1,102)	(2,748)
Deferred tax assets	(488)	(405)
Less Current Liabilities	(9,878)	(9,372)
Excluding:
Long-term debt due within one year	95	101
Current portion of operating lease liabilities	266	269
Invested Capital	$15,560	$16,359

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
After-tax operating profits	$309	$36	$580	$1,121
Average Invested Capital	$15,624	$16,311	$15,904	$15,995
Return on Invested Capital	7.9%	0.9%	4.9%	9.3%

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Adjusted After-tax operating profits	$328	$195	$1,017	$1,233
Average Invested Capital	$15,624	$16,311	$15,904	$15,995
Adjusted Return on Invested Capital	8.4%	4.8%	8.5%	10.3%

26 Magna International Inc. Third Quarter Report 2022

RETURN ON EQUITY

Return on Equity is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2022	2021	2022	2021
Net income attributable to Magna International Inc.	$289	$11	$497	$1,050
Average Shareholders' Equity	$11,095	$12,305	$11,614	$12,095
Return on Equity	10.4%	0.4%	5.7%	11.6%

SUBSEQUENT EVENTS

NORMAL COURSE ISSUER BID

Subject to approval by the Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"], our Board of Directors approved a new normal course issuer bid to purchase up to 28.4 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2022 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through alternative trading systems in Canada and the U.S., or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 14, "Contingencies" of our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2021.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Third Quarter Report 2022 27

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Russian Invasion of Ukraine	•	Impact on global economic growth
	•	Disruption of production in Russia
	•	Lower industry production volumes and lower Magna sales
	•	Higher energy, commodity, transportation/logistics and other input costs
	•	Potential disruption of energy supply to Western European operations, particularly natural gas
	•	Disruption of supply chains, including potential worsening of semiconductor chip shortage
	•	Increasing cybersecurity threats
	•	Expropriation risks
Impact of energy shortages/rationing initiatives	•	Risks related to production shutdowns due to energy shortages/rationing. These risks include:
• Lower sales
• Higher energy costs
• Premium freight costs to expedite shipments; and/or other unrecoverable costs
	•	Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to production shutdowns resulting from energy rationing
Impact of supply chain disruptions	•	Risks related to supply chain disruptions include:
• Lower sales
• Higher commodity costs
• Production inefficiencies due to production lines being stopped/restarted unexpectedly
• Premium freight costs to expedite shipments; and/or other unrecoverable costs
• Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the commodity shortages
Inflationary price increases	•	Commodity cost volatility
	•	Increase in our cost structure as a result of inability to offset inflationary price increases through continuous improvement actions, price increases, adjustments to our own operations or otherwise
	•	Price increases or surcharges from sub-suppliers in connection with inflationary pressures they face
	•	Skilled labour attraction/retention, including as a result of wage pressures in some markets
Rising interest rates	•	Impact of higher interest rates and availability of credit on consumer confidence and in turn vehicle sales and vehicle production
Vehicle affordability deterioration	•	The impact of a deterioration in vehicle affordability on consumer demand for vehicles, and in turn vehicle sales and vehicle production

28 Magna International Inc. Third Quarter Report 2022

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•	economic cyclicality;
•	regional production volume declines, including as a result of deteriorating vehicle affordability;
•	intense competition;
•	potential restrictions on free trade;
•	trade disputes/tariffs;

Customer and Supplier Related Risks

•	concentration of sales with six customers;
•	emergence of potentially disruptive Electric Vehicle OEMs, including risks related to limited revenues/operating history of new OEM entrants;
•	OEM consolidation and cooperation;
•	shifts in market shares among vehicles or vehicle segments;
•	shifts in consumer "take rates" for products we sell;
•	dependence on outsourcing;
•	quarterly sales fluctuations;
•	potential loss of any material purchase orders;
•	a deterioration in the financial condition of our supply base;

Manufacturing Operational Risks

•	risks arising from Russia’s invasion of Ukraine and compliance with the sanctions regime imposed in response;
•	impact of the semiconductor chip shortage on OEM production volumes and on the efficiency of our operations;
•	risks related to COVID-19;
•	supply disruptions and higher costs to mitigate such disruptions;
•	regional energy shortages and price increases;
•	skilled labour attraction/retention;
•	product and new facility launch risks;
•	operational underperformance;
•	restructuring costs;
•	impairment charges;
•	labour disruptions;
•	climate change risks;
•	leadership succession;

IT Security/Cybersecurity Risks

•	IT/Cybersecurity breach;
•	product cybersecurity breach;

Pricing Risks

•	inflationary pressures;
•	pricing risks following time of quote or award of new business;
•	price concessions;
•	commodity cost volatility;
•	declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•	costs related to repair or replace defective products, including due to a recall;
•	warranty or recall costs that exceed warranty provisions or insurance coverage limits;
•	product liability claims;

Acquisition Risks

•	competition for strategic acquisition targets;
•	inherent merger and acquisition risks;
•	acquisition integration risk;

Other Business Risks

•	risks related to conducting business through joint ventures;
•	our ability to consistently develop and commercialize innovative products or processes;
•	intellectual property risks;
•	our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
•	risks of conducting business in foreign markets;
•	fluctuations in relative currency values;
•	tax risks;
•	reduced financial flexibility as a result of an economic shock;
•	changes in credit ratings assigned to us.

Legal, Regulatory and Other Risks

•	antitrust risk;
•	legal claims and/or regulatory actions against us; and changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form.

Magna International Inc. Third Quarter Report 2022 29

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Sales	15	$9,268	$7,919	$28,272	$27,132
Costs and expenses
Cost of goods sold		8,126	6,885	24,785	23,275
Depreciation and amortization		341	385	1,070	1,123
Selling, general and administrative		387	454	1,183	1,303
Interest expense, net		18	22	64	56
Equity income		(27)	(34)	(72)	(125)
Other expense, net	2	23	180	510	128
Income from operations before income taxes		400	27	732	1,372
Income taxes	10	104	10	202	297
Net income		296	17	530	1,075
Income attributable to non-controlling interests		(7)	(6)	(33)	(25)
Net income attributable to Magna International Inc.		$289	$11	$497	$1,050
Earnings per Common Share:	3
Basic		$1.01	$0.04	$1.70	$3.49
Diluted		$1.00	$0.04	$1.70	$3.46

Cash dividends paid per Common Share		$0.45	$0.43	$1.35	$1.29

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		287.9	300.7	291.9	300.9
Diluted		288.5	302.6	292.8	303.2

See accompanying notes

30 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Net income		$296	$17	$530	$1,075
Other comprehensive loss, net of tax:	12
Net unrealized loss on translation of net investment in foreign operations		(474)	(124)	(920)	(127)
Net unrealized (loss) gain on cash flow hedges		(56)	(22)	(51)	25
Reclassification of net gain on cash flow hedges to net income		(6)	(19)	(25)	(37)
Reclassification of net loss on pensions to net income		2	3	4	7
Reserve for cumulative translation losses		—	—	203	—
Pension and post retirement benefits		—	1	1	2
Other comprehensive loss		(534)	(161)	(788)	(130)
Comprehensive (loss) income		(238)	(144)	(258)	945
Comprehensive loss (income) attributable to non-controlling interests		16	(7)	14	(28)
Comprehensive (loss) income attributable to Magna International Inc.		$(222)	$(151)	$(244)	$917

See accompanying notes

Magna International Inc. Third Quarter Report 2022 31

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents	5	$1,102	$2,948
Accounts receivable		7,082	6,307
Inventories	6	4,108	3,969
Prepaid expenses and other		269	278
		12,561	13,502
Investments	7	1,323	1,593
Fixed assets, net		7,470	8,293
Operating lease right-of-use assets		1,545	1,700
Intangible assets, net		438	493
Goodwill		1,931	2,122
Deferred tax assets		488	421
Other assets	8	911	962
		$26,667	$29,086

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$6,624	$6,465
Other accrued liabilities	9	1,986	2,156
Accrued salaries and wages		810	851
Income taxes payable		97	200
Long-term debt due within one year		95	455
Current portion of operating lease liabilities		266	274
		9,878	10,401
Long-term debt		3,325	3,538
Operating lease liabilities		1,254	1,406
Long-term employee benefit liabilities		617	700
Other long-term liabilities		397	376
Deferred tax liabilities		350	440
		15,821	16,861
Shareholders' equity
Capital stock
Common Shares
[issued: 285,903,854; December 31, 2021 – 300,527,416]	11	3,294	3,403
Contributed surplus		103	102
Retained earnings		8,676	9,231
Accumulated other comprehensive loss	12	(1,632)	(900)
		10,441	11,836
Non-controlling interests		405	389
		10,846	12,225
		$26,667	$29,086

See accompanying notes

32 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$296	$17	$530	$1,075
Items not involving current cash flows	5	295	515	1,370	1,205
		591	532	1,900	2,280
Changes in operating assets and liabilities	5	(353)	(132)	(1,061)	(691)
Cash provided from operating activities		238	400	839	1,589

INVESTMENT ACTIVITIES
Fixed asset additions		(364)	(334)	(931)	(823)
Increase in equity method investments	7	—	(454)	—	(454)
Increase in investments, other assets and intangible assets		(125)	(101)	(269)	(298)
Funding provided on sale of business	2	—	(41)	6	(41)
Increase in public and private equity investments		(25)	(3)	(29)	(23)
Proceeds from disposition		41	10	104	49
Settlement of long-term receivable from non-consolidated JV		—	—	—	50
Business combinations		—	—	—	18
Cash used for investing activities		(473)	(923)	(1,119)	(1,522)

FINANCING ACTIVITIES
Issues of debt		14	11	45	34
Increase (decrease) in short-term borrowings		2	—	3	(101)
Repayments of debt		(26)	(24)	(417)	(105)
Issue of Common Shares on exercise of stock options		1	3	5	136
Tax withholdings on vesting of equity awards		—	—	(15)	(12)
Contributions to subsidiaries by non-controlling interests		—	—	5	—
Repurchase of Common Shares	11	(180)	(5)	(775)	(266)
Dividends paid to non-controlling interests		(10)	(2)	(22)	(10)
Dividends paid		(125)	(130)	(388)	(387)
Cash used for financing activities		(324)	(147)	(1,559)	(711)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(3)	(8)	(7)	18

Net decrease in cash and cash equivalents during the period		(562)	(678)	(1,846)	(626)
Cash, cash equivalents and restricted cash equivalents, beginning of period		1,664	3,426	2,948	3,374
Cash and cash equivalents, end of period	5	$1,102	$2,748	$1,102	$2,748

See accompanying notes

Magna International Inc. Third Quarter Report 2022 33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Nine months ended September 30, 2022
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL(i)	Interest	Equity
		[in millions]
Balance, December 31, 2021		297.9	$3,403	$102	$9,231	$(900)	$389	$12,225
Net income					497		33	530
Other comprehensive loss						(741)	(47)	(788)
Shares issued on exercise of stock options		0.1	6	(1)				5
Release of stock and stock units		0.5	20	(20)
Tax withholdings on vesting of equity rewards		(0.2)	(2)		(13)			(15)
Repurchase and cancellation under normal course issuer bid	11	(12.4)	(140)		(644)	9		(775)
Stock-based compensation expense				22				22
Business Combinations	4						47	47
Contribution by non-controlling interests							5	5
Dividends paid to non-controlling Interests							(22)	(22)
Dividends paid			7		(395)			(388)
Balance, September 30, 2022		285.9	$3,294	$103	$8,676	$(1,632)	$405	$10,846

		Three months ended September 30, 2022
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL(i)	Interest	Equity
		[in millions]
Balance, June 30, 2022		289.0	$3,326	$96	$8,662	$(1,124)	$384	$11,344
Net income					289		7	296
Other comprehensive loss						(511)	(23)	(534)
Shares issued on exercise of stock options			1					1
Repurchase and cancellation under normal course issuer bid	11	(3.1)	(36)		(147)	3		(180)
Stock-based compensation expense				7				7
Business Combinations	4						47	47
Dividends paid to non-controlling interests							(10)	(10)
Dividends paid			3		(128)			(125)
Balance, September 30, 2022		285.9	$3,294	$103	$8,676	$(1,632)	$405	$10,846

(i)            AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

34 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Nine months ended September 30, 2021
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2020		300.5	$3,271	$128	$8,704	$(733)	$350	$11,720
Net income					1,050		25	1,075
Other comprehensive loss						(133)	3	(130)
Shares issued on exercise of stock options		2.9	164	(28)				136
Release of stock and stock units		0.4	17	(17)
Tax withholdings on vesting of equity rewards			(2)		(10)			(12)
Repurchase and cancellation under normal course issuer bid		(3.1)	(32)		(235)	1		(266)
Stock-based compensation expense				24				24
Business combinations							19	19
Dividends paid to non-controlling interests							(10)	(10)
Dividends paid		0.1	7		(394)			(387)
Balance, September 30, 2021		300.8	$3,425	$107	$9,115	$(865)	$387	$12,169

		Three months ended September 30, 2021
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, June 30, 2021		300.7	$3,416	$104	$9,241	$(703)	$382	$12,440
Net income					11		6	17
Other comprehensive income						(162)	1	(161)
Shares issued on exercise of stock options		0.1	4	(1)				3
Release of stock and stock units		0.1	3	(3)
Repurchase and cancellation under normal course issuer bid		(0.1)			(5)			(5)
Stock-based compensation expense				7				7
Dividends paid to non-controlling interests							(2)	(2)
Dividends paid			2		(132)			(130)
Balance, September 30, 2021		300.8	$3,425	$107	$9,115	$(865)	$387	$12,169

(i)	AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Third Quarter Report 2022 35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	SIGNIFICANT ACCOUNTING POLICIES

[a]	Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2021 audited consolidated financial statements and notes thereto included in the Company's 2021 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at September 30, 2022 and the results of operations, changes in equity, and cash flows for the three and nine-month periods ended September 30, 2022 and 2021.

[b]	Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the interim consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could ultimately differ from those estimates.

36 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	OTHER EXPENSE, NET

		Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
Restructuring and impairments	[a]	$14	24	$390	83
Losses (gains) on investments	[b]	9	81	120	10
Loss on sale of business	[c]	—	75	—	75
Gain on business combinations	[d]	—	—	—	(40)
		$23	$180	$510	$128

[a]	Restructuring and impairments

During the third quarter of 2022, the GAC-Group and Stellantis decided to terminate their GAC-Stellantis joint venture in China. As a result, the Company recorded a provision against its associated assets of $10 million [$9 million after tax] in its Body Exteriors & Structures segment and $4 million [$3 million after tax] in its Power & Vision segment, respectively.

As at September 30, 2022, the Company’s operations in Russia remain substantially idled and production is not expected to resume before 2024.  In accordance with U.S. GAAP, as a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, the Company recorded a $376 million [$361 million after tax] impairment charge related to its investment in Russia during the second quarter of 2022. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that are included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures segment and our Seating segment, respectively.

For the three and nine months ended September 30, 2021, the Company recorded restructuring and impairment charges of $16 million [$14 million after tax] in its Body Exteriors & Structures segment, and $4 million [$3 million after tax] in its Seating Systems segment. Restructuring charges for the three and nine months ended September 30, 2021 of $4 million [$3 million after tax] and $63 million [$49 million after tax], respectively were also recorded in its Power & Vision segment.

[b]	Losses (gains) on investments

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revaluation of public company warrants	$7	$54	$96	$—
Revaluation of public and private equity investments	2	27	27	10
Gain on sale of public equity investments	—	—	(3)	—
Other expense, net	9	81	120	10
Tax effect	(2)	(17)	(27)	(3)
Net loss attributable to Magna	$7	$64	$93	$7

[c]	Loss on sale of business

During the third quarter of 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, resulting in a loss on disposal of $75 million [$75 million after tax].

[d]	Gain on business combinations

During the first quarter of 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. The acquisition included an additional 15% equity interest in two entities for which the Company previously used equity accounting. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax].

The Company also recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company's European joint venture, Getrag Ford Transmission GmbH.

Magna International Inc. Third Quarter Report 2022 37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.	EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$289	$11	$497	$1,050
Weighted average number of Common Shares outstanding	287.9	300.7	291.9	300.9
Basic earnings per Common Share	$1.01	$0.04	$1.70	$3.49
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$289	$11	$497	$1,050
Weighted average number of Common Shares outstanding	287.9	300.7	291.9	300.9
Adjustments Stock options and restricted stock	0.6	1.9	0.9	2.3
	288.5	302.6	292.8	303.2
Diluted earnings per Common Share	$1.00	$0.04	$1.70	$3.46

[a]	For the three and nine months ended September 30, 2022, diluted earnings per Common Share excluded 1.4 million and 1.3 million [2021 – 0.6 million and 0.3 million] Common Shares, respectively, issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

4.	BUSINESS COMBINATIONS

On September 11, 2022, Magna invested $25 million in Yulu Mobility, an electrified mobility provider in India and together with Yulu Mobility, established a new battery swapping entity ("Yulu Energy") to support electrification of mobility and required infrastructure. Under the terms of the arrangement, Yulu Mobility contributed certain assets and intellectual property for a 49% interest in Yulu Energy and Magna contributed cash of $52 million for a 51% controlling interest in Yulu Energy.

The investment in Yulu Mobility has been recorded in investments on the consolidated balance sheets and the investment in Yulu Energy was accounted for as a business combination. The following table summarizes the net effect of the business combination on the Company’s consolidated balance sheet as at September 30, 2022:

Fixed assets, net	$2
Goodwill	20
Intangible assets, net	33
Deferred tax liabilities	(8)
47
Non-controlling interests	(47)
$—

38 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.	DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash, and cash equivalents:

	September 30, 2022	December 31, 2021
Bank term deposits and bankers' acceptances	$488	$1,984
Cash	614	964
	$1,102	$2,948

[b]	Items not involving current cash flows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Depreciation and amortization	$341	$385	$1,070	$1,123
Amortization of other assets included in cost of goods sold	49	67	127	202
Deferred revenue amortization	(54)	(29)	(163)	(149)
Dividends received in excess of equity income	(26)	7	(16)	9
Future tax recovery	(22)	(68)	(141)	(42)
Other non-cash (recoveries) charges	(2)	(3)	12	18
Non-cash portion of Other expense, net [note 2]	9	156	120	44
Impairment Charges	—	—	361	—
	$295	$515	$1,370	$1,205

[c]	Changes in operating assets and liabilities:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Accounts receivable	$(601)	$327	$(1,339)	$384
Inventories	(208)	(247)	(527)	(808)
Prepaid expenses and other	(7)	7	6	-
Accounts payable	427	(224)	680	(424)
Accrued salaries and wages	78	11	33	98
Other accrued liabilities	(5)	(17)	180	7
Income taxes payable	(37)	11	(94)	52
	$(353)	$(132)	$(1,061)	$(691)

6.	INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2022	2021
Raw materials and supplies	$1,695	$1,598
Work-in-process	439	400
Finished goods	511	506
Tooling and engineering	1,463	1,465
	$4,108	$3,969

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

Magna International Inc. Third Quarter Report 2022 39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.	INVESTMENTS

	September 30,	December 31,
	2022	2021
Equity method investments	$915	$1,031
Public and private equity investments	310	358
Warrants	98	204
	$1,323	$1,593

Cumulative unrealized gains and losses on equity securities held as at September 30, 2022 were $76 million and $127 million [$84 million and $21 million as at December 31, 2021], respectively.

8.	OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2022	2021
Preproduction costs related to long-term supply agreements	$610	$668
Long-term receivables	197	184
Pension overfunded status	41	41
Unrealized gain on cash flow hedges	22	11
Other, net	41	58
	$911	$962

9.	WARRANTY

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2022	2021
Balance, beginning of period	$247	$284
Expense, net	17	27
Settlements	(4)	(28)
Business Combinations	—	2
Foreign exchange and other	(5)	(6)
Balance, March 31	255	279
Expense, net	7	26
Settlements	(14)	(12)
Foreign exchange and other	(9)	2
Balance, June 30	239	295
Expense, net	30	16
Settlements	(34)	(26)
Foreign exchange and other	(8)	(4)
Balance, September 30	$227	$281

40 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.	INCOME TAX

For the three and nine months ended September 30, 2022, the Company’s effective income tax rate does not reflect the customary rate due to losses in Europe that could not be recognized. The nine-month rate is also adversely affected by the impairment charges described in note 2 (negatively affected the income tax rate by 8%) which is partially offset by a partial release of valuation allowances against deferred tax assets resulting from a tax reorganization.

11.	CAPITAL STOCK

[a]	The Company repurchased shares under normal course issuer bids as follows:

	2022		2021
	Number of shares	Cash consideration	Number of shares	Cash consideration
First Quarter	5,834,073	$383	1,831,827	$162
Second Quarter	3,521,906	212	1,009,037	99
Third Quarter	3,114,100	180	62,659	5
	12,470,079	$775	2,903,523	$266

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 3, 2022 were exercised or converted:

Common Shares	285,819,254
Stock options (i)	6,015,877
291,835,131

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

Magna International Inc. Third Quarter Report 2022 41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2022	2021
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(735)	$(551)
Net unrealized loss	(96)	(105)
Repurchase of shares under normal course issuer bid	3	1
Balance, March 31	(828)	(655)
Repurchase of shares under normal course issuer bid	3	—
Reserve for cumulative translation losses	203	—
Net unrealized (loss) gain	(326)	100
Balance, June 30	(948)	(555)
Net unrealized loss	(451)	(125)
Repurchase of shares under normal course issuer bid	3	—
Balance, September 30	(1,396)	(680)
Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	24	42
Net unrealized gain	55	13
Reclassification of net gain to net income	(6)	(8)
Balance, March 31	73	47
Net unrealized (loss) gain	(50)	34
Reclassification of net gain to net income	(13)	(10)
Balance, June 30	10	71
Net unrealized loss	(56)	(22)
Reclassification of net gain to net income	(6)	(19)
Balance, September 30	(52)	30
Accumulated net unrealized loss on pensions
Balance, beginning of period	(189)	(224)
Revaluation	1	—
Reclassification of net loss to net income	1	3
Balance, March 31	(187)	(221)
Revaluation	—	1
Reclassification of net loss to net income	1	1
Balance, June 30	(186)	(219)
Revaluation	—	1
Reclassification of net loss to net income	2	3
Balance, September 30	(184)	(215)
Total accumulated other comprehensive loss	$(1,632)	$(865)

(i)	The amount of income tax expense that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2022	2021
Balance, beginning of period	$(8)	$(15)
Net unrealized gain	(18)	(4)
Reclassifications of net gain to net income	2	3
Balance, March 31	(24)	(16)
Net unrealized loss (gain)	17	(12)
Reclassifications of net gain to net income	4	4
Balance, June 30	(3)	(24)
Net unrealized loss	20	8
Reclassifications of net gain to net income	2	6
Balance, September 30	$19	$(10)

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $23 million.

42 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	FINANCIAL INSTRUMENTS

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2022	2021
Financial assets
Cash and cash equivalents	$1,102	$2,948
Accounts receivable	7,082	6,307
Warrants and public and private equity investments	408	562
Long-term receivables included in other assets	197	184
	$8,789	$10,001
Financial liabilities
Long-term debt (including portion due within one year)	$3,420	$3,993
Accounts payable	6,624	6,465
	$10,044	$10,458
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$58	$34
Other assets	22	11
Other accrued liabilities	(80)	(12)
Other long-term liabilities	(60)	(8)
	$(60)	$25

[b]	Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
September 30, 2022
Assets	$80	$61	$19
Liabilities	$(140)	$(61)	$(79)
December 31, 2021
Assets	$45	$14	$31
Liabilities	$(20)	$(14)	$(6)

Magna International Inc. Third Quarter Report 2022 43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (CONTINUED)

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker's common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]

Term debt

The Company's term debt includes $95 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At September 30, 2022, the net book value of the Company's Senior Notes was $3.3 billion and the estimated fair value was $3.1 billion.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with primarily an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

44 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (CONTINUED)

[d]	Credit risk (continued)

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine month periods ended September 30, 2022, sales to the Company's six largest customers represented 79% of the Company's sales, and substantially all of the Company's sales are to customers with which it has ongoing contractual relationships. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer’s historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions.

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products, and/or the purchase of materials and equipment in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At September 30, 2022, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
		Weighted		Weighted		Weighted	Czech	Weighted
	U.S. dollar	average	Peso	average	U.S. dollar	average	Koruna	average
	amount	rate	amount	rate	amount	rate	Amount	rate
Buy	134	0.77388	13,919	0.04409	148	0.87736	6,742	0.03753
(Sell)	(1,706)	1.28373	(27)	0.00191	(222)	1.14012	—	—

Forward contracts mature at various dates through 2025. Foreign currency exposures are reviewed quarterly.

[g]	Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

Magna International Inc. Third Quarter Report 2022 45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission and a June 2022 settlement with Brazil’s federal competition authority involving in both cases the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

15.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income (loss) and adding back Income taxes, Interest expense, net, and Other expense, net.

46 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income (loss):

	Three months ended September 30, 2022
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$3,976	$3,918	$225	$171	$5	$184
Power & Vision	2,911	2,852	117	122	(31)	140
Seating Systems	1,295	1,292	35	20	(5)	24
Complete Vehicles	1,213	1,203	65	25	(1)	16
Corporate & Other [i]	(127)	3	(1)	3	5	—
Total Reportable Segments	$9,268	$9,268	$441	$341	$(27)	$364

	Three months ended September 30, 2021
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$3,185	$3,111	$98	$189	$3	$168
Power & Vision	2,501	2,449	67	141	(31)	136
Seating Systems	1,123	1,113	22	23	(3)	17
Complete Vehicles	1,255	1,243	30	26	(1)	8
Corporate & Other [i]	(145)	3	12	6	(2)	5
Total Reportable Segments	$7,919	$7,919	$229	$385	$(34)	$334

	Nine months ended September 30, 2022
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$12,000	$11,818	$645	$535	$10	$487
Power & Vision	8,845	8,675	362	380	(72)	341
Seating Systems	3,924	3,908	86	64	(9)	59
Complete Vehicles	3,891	3,862	178	79	(3)	41
Corporate & Other [i]	(388)	9	35	12	2	3
Total Reportable Segments	$28,272	$28,272	$1,306	$1,070	$(72)	$931

	Nine months ended September 30, 2021
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$10,857	$10,638	$652	$554	$8	$400
Power & Vision	8,538	8,372	567	409	(116)	341
Seating Systems	3,592	3,557	103	69	(7)	39
Complete Vehicles	4,595	4,557	189	76	(3)	34
Corporate & Other [i]	(450)	8	45	15	(7)	9
Total Reportable Segments	$27,132	$27,132	$1,556	$1,123	$(125)	$823

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Magna International Inc. Third Quarter Report 2022 47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

[ii]	The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
Net income	$296	$17	$530	$1,075
Add:
Interest expense, net	18	22	64	56
Other expense, net	23	180	510	128
Income taxes	104	10	202	297
Adjusted EBIT	$441	$229	$1,306	$1,556

[b]	The following table shows Goodwill for the Company's reporting segments:

	September 30,	December 31,
	2022	2021
Body Exteriors & Structures	$431	$471
Power & Vision	1,128	1,269
Seating Systems	256	270
Complete Vehicles	96	112
Corporate and Other	20	—
Total Reportable Segments	$1,931	$2,122

[c]	The following table shows Net Assets for the Company's reporting segments:

	September 30,	December 31,
	2022	2021
Body Exteriors & Structures	$7,019	$7,349
Power & Vision	5,920	6,066
Seating Systems	1,391	1,379
Complete Vehicles	620	623
Corporate & Other	693	813
Total Reportable Segments	$15,643	$16,230

The following table reconciles Total Assets to Net Assets:

	September 30,	December 31,
	2022	2021
Total Assets	$26,667	$29,086
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,102)	(2,948)
Deferred tax assets	(488)	(421)
Long-term receivables from joint venture partners	(14)	(15)
Deduct liabilities included in segment net assets:
Accounts payable	(6,624)	(6,465)
Accrued salaries and wages	(810)	(851)
Other accrued liabilities	(1,986)	(2,156)
Segment Net Assets	$15,643	$16,230

48 Magna International Inc. Third Quarter Report 2022

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.	SUBSEQUENT EVENTS

NORMAL COURSE ISSUER BID

Subject to approval by the Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"], the Company’s Board of Directors approved a new normal course issuer bid to purchase up to 28.4 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2022 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through alternative trading systems in Canada and the U.S., or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Magna International Inc. Third Quarter Report 2022 49

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1 (800) 564-6253

United States – Common Shares

Computershare Trust Company N.A.

462 S. 4th Street

Louisville, Kentucky, USA 40202

Telephone: 1 (800) 962-4284

From all other countries

Telephone: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.